UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

SPORT CHALET, INC.

(Name of Subject Company)

SPORT CHALET, INC.

(Name of Persons Filing Statement)

Class A Common Stock, $0.01 par value	Class B Common Stock, $0.01 par value
(Title of Class of Securities)	(Title of Class of Securities)

849163 20 9	849163 30 8
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Howard K. Kaminsky

Executive Vice President-Finance,

Chief Financial Officer and Secretary

Sport Chalet, Inc.

One Sport Chalet Drive

La Cañada Flintridge, California 91011

(818) 949-5300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Peter M. Menard, Esq.

Jason R. Schendel, Esq.

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope Street, 43rd Floor

Los Angeles, California 90071

(213) 620-1780

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (“Amendment No. 6”) to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 3, 2014 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Sport Chalet, Inc., a Delaware corporation (the “Company”).

All capitalized terms used in this Amendment No. 6 and not otherwise defined have the respective meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following additional disclosure at the end of such Item.

The information set forth under “Management Changes” in Item 8 of the Schedule 14D-9 is hereby incorporated by reference.

Ms. Laura E. Hensley beneficially owns no Shares and holds no “in-the-money” stock options. Therefore, she will receive no aggregate Offer Price in connection with the Offer.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following additional disclosure at the end of such Item.

Management Changes

On July 31, 2014, Howard K. Kaminsky resigned as Executive Vice President-Finance, Chief Financial Officer and Secretary of Sport Chalet, Inc. (the “Company”), effective August 8, 2014. There is no disagreement between Mr. Kaminsky and the Company on any matter relating to the Company’s operations, policies, or practices.

On July 31, 2014, the Company’s Board of Directors appointed Laura E. Hensley, the Company’s Director of Accounting and Controller, as its Vice President-Finance, Secretary and principal financial and accounting officer, effective August 8, 2014. Ms. Hensley, 49, has served as the Company’s Director of Accounting and Controller since 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPORT CHALET, INC.

By:	/s/ Howard K. Kaminsky
Howard K. Kaminsky
Executive Vice President – Finance, Chief Financial Officer and Secretary

Dated: August 1, 2014